White
Knight
Resources Ltd.

82-2850

04 FEB -3 AM 7:21

04012563

SUPPL

NEWS RELEASE

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
January 22, 2004

White Knight Resources Ltd. (the "Company") announces that its previously announced $6.6 million private placement of units will be a brokered private placement. All other terms of the private placement remain the same. The Agent is a syndicate led by GMP Securities Ltd.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

dlw 2/4

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com